November 16, 2018

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Rahul K. Patel, Staff Attorney

Re:                             Starwood Property Trust, Inc.

Registration Statement on Form S-4

Initially Filed on October 23, 2018

File No. 333-227954

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Starwood Property Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of its Registration Statement on Form S-4 (File No. 333-227954) (the “Registration Statement”) be accelerated and that the Registration Statement be declared effective at 9:00 a.m., Washington, D.C. time, on November 20, 2018, or as soon thereafter as practicable.  The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

STARWOOD PROPERTY TRUST, INC.

By:	/s/ Rina Paniry
Rina Paniry
Chief Financial Officer, Treasurer, Principal Financial Officer and Chief Accounting Officer